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Pricing Supplement dated August 11, 1997                         Rule 424(b)(3)
(To Prospectus dated July  8, 1996 and                       File No. 333-05701
Prospectus Supplement dated October 30, 1996)

                                  ADVANTA CORP.
                    MEDIUM-TERM NOTES, SERIES D - FIXED RATE

===============================================================================
Principal Amount:  $25,000,000                             Interest Rate: 7.25%
Agent's Discount or Commission:  $96,250       Stated Maturity Date:  08/16/99
Net Proceeds to Issuer:  $24,903,750            Original Issue Date:  08/14/97
Issue Price: 100.00%                                    Trade Date:  08/11/97
===============================================================================
Interest Payment Dates:   February 15, 1998 and the     Cusip No.:  00756QEB0
                          15th day of each August
                          and February thereafter

Day Count Convention:

         [ X]   30/360 for the period from 08/14/97  to 08/15/99
         [  ]   Actual/360 for the period from          to
         [  ]   Actual/Actual for the period from       to

Redemption:

         [ X]   The Notes cannot be redeemed prior to the Stated Maturity Date.

         [  ]   The Notes may be redeemed prior to the Stated Maturity Date.
                Initial Redemption Date:
                Initial Redemption Percentage:
                Annual Redemption Percentage Reduction: ____% until Redemption
                Percentage is 100% of the principal amount.

Optional Repayment:

         [ X]   The Notes cannot be repaid prior to the Stated Maturity Date.

         [  ]   The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
                Option Repayment Dates:
                Repayment Price: ____%

Currency:

         Specified Currency:  United States Dollars
           (If other than U.S. dollars, see attached)
         Minimum Denominations:
           (Applicable only if Specified Currency is other than U.S. dollars) Original Issue Discount:
                      [  ]     Yes      [ X ]    No

         Total Amount of OID:
         Yield to Maturity:
         Initial Accrual Period:


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Form:

         [ X ]    Book Entry                              [   ]    Certificated

Agent acting in the capacity as indicated below:

         [  ]     Agent                                   [ X ]    Principal

If as Principal:

         [ X ] The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

         [   ] The Notes are being offered at a fixed initial public
               offering price of 100% of principal amount.

If as Agent:

         The Notes are being offered at a fixed initial public offering price of 100% of principal amount.

[ X ]    Other Provisions:

                                    RECENT DEVELOPMENTS

         On March 17, 1997, the Company announced that it expects to report a net profit for full-year 1997 of approximately $1.50 per share, which is well below previous expectations. For the first quarter of 1997, the Company reported a loss of $19.8 million, or $0.43 cents per share. On July 16, 1997, the Company announced its return to profitability and reported net income of $5.4 million, or earnings per share of $0.12, for the second quarter.

         Beginning March 1997, in connection with the March 17, 1997 announcement described above, the various nationally recognized rating agencies lowered their ratings of the Company's debt securities. As of the date of this Pricing Supplement, senior debt of the Company is rated investment grade (at or above the lowest investment grade level) by three of the rating agencies, but is rated two levels below investment grade by Standard & Poor's and by Moody's Investors Service.

         The above-referenced interruption in the Company's historical pattern of strong financial results reflects a number of factors, including continuing increases in consumer bankruptcies and charge-offs and lower receivables balances than originally anticipated in its credit card business. The Company is pursuing a number of steps designed to return the Company to its historical level of financial performance by increasing revenues and stemming credit card losses. These steps include repricing certain segments of the credit card portfolio, improving the Company's collection process, tightening underwriting standards and developing new marketing programs. The Company's mortgage financing, leasing and insurance businesses continue to perform well.

         On March 17, 1997, the Company also announced that it has retained BT Wolfensohn, a division of BT Securities Corporation, to explore all strategic alternatives that build upon the historic strength and success of the Company as a whole and of its business units with the aim of maximizing the Company's value. The strategic alternatives that might be considered by the Company include, but are not limited to, a strategic alliance with another company, an alliance or initial public offering involving one or more of the
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Company's operating units, or a merger or sale involving the Company as a whole.
There is no assurance that any such event will occur.

                 -----------------------------------------------

         This Pricing Supplement contains forward-looking statements, including, but not limited to, projections of future earnings, that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Significant risks and uncertainties include: the Company's managed net interest margin, which in turn is affected by the Company's success in originating new credit card accounts, the receivables volume and initial pricing of new accounts, the impact of repricing existing accounts and account attrition, the mix of account types and interest rate fluctuations; the level of delinquencies, customer bankruptcies, and charge-offs; and the amount and rate of growth in the Company's expenses. The Company's earnings also may be significantly affected by factors that affect consumer debt, competitive pressures from other providers of financial services, the effects of governmental regulation, the amount and cost of financing available to the Company and its subsidiaries, the difficulty or inability to securitize the Company's receivables and the impact of the ratings of debt of the Company and its subsidiaries. Additional risks that may affect the Company's future performance are set forth elsewhere in the Company's filings with the Securities and Exchange Commission.

       [ X ]  Salomon Brothers Inc

               [  ]  Bear, Stearns & Co. Inc.

                        [  ]  CS First Boston

                                  [  ] Donaldson, Lufkin & Jenrette
                                          Securities Corporation

                                                  [  ] Merrill Lynch & Co.